Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

Director’s interests

The following transactions in the ordinary shares of Reed Elsevier PLC and Reed Elsevier NV were made yesterday by directors noted below.

(a)

Mr C H L Davis purchased, under the Reed Elsevier Group plc Bonus Investment Plan introduced in 2002 (the "Plan"), 13,522 Reed Elsevier PLC ordinary shares and 9,601 Reed Elsevier NV ordinary shares.  As a result of these purchases, Mr Davis now holds an interest in 129,093 Reed Elsevier PLC and 91,154 Reed Elsevier NV ordinary shares.

Following these purchases, Mr Davis has been awarded nil cost options under the terms of the Plan over 22,731 Reed Elsevier PLC and 16,115 Reed Elsevier NV ordinary shares.

(b)

Mr M H Armour purchased, under the Plan, 6,738 Reed Elsevier PLC ordinary shares and 4,784 Reed Elsevier NV ordinary shares.  He also purchased an additional 2,500 Reed Elsevier PLC and 15,000 Reed Elsevier NV ordinary shares.  As a result of these purchases, Mr Armour now holds an interest in 31,738 Reed Elsevier PLC and 22,284 Reed Elsevier NV ordinary shares.

Following the purchases made under the Plan, Mr Armour has been awarded nil cost options under the terms of the Plan over 11,327 Reed Elsevier PLC and 8,030 Reed Elsevier NV ordinary shares.

(c)

Mr G J A van de Aast purchased, under the Plan, 7,184 Reed Elsevier NV ordinary shares.  As a result of this purchase, Mr van de Aast now holds an interest in 19,684 Reed Elsevier NV ordinary shares.

Following the purchase, Mr van de Aast has been awarded nil cost options under the terms of the Plan over 12,057 Reed Elsevier NV ordinary shares.

(d)

Mr D J Haank purchased, under the Plan, 6,855 Reed Elsevier NV ordinary shares.  As a result of this purchase, Mr Haank now holds an interest in 38,735 Reed Elsevier NV ordinary shares.

Following the purchase, Mr Haank has been awarded nil cost options under the terms of the Plan over 14,332 Reed Elsevier NV ordinary shares.

Cont…/

(e)

Mr A Prozes purchased, under the Plan, 3,214 Reed Elsevier PLC American Depositary Shares ("ADSs") (representing 12,856 Reed Elsevier PLC ordinary shares) and 4,667 Reed Elsevier NV ADSs (representing 9,334 Reed Elsevier NV ordinary shares).  As a result of these purchases, Mr Prozes now holds an interest in 76,353 Reed Elsevier PLC and 53,734 Reed Elsevier NV ordinary shares.

Following these purchases, Mr Prozes has been awarded nil cost options under the terms of the Plan over 5,010 Reed Elsevier PLC ADSs (representing 20,040 Reed Elsevier PLC ordinary shares) and 7,276 Reed Elsevier NV ADSs (representing 14,552 Reed Elsevier NV ordinary shares).

The shares were purchased by the directors at the following prices:

Reed Elsevier PLC ordinary shares

489.9787p

Reed Elsevier NV ordinary shares

€10.2108

Reed Elsevier PLC ADSs

$31.9765

Reed Elsevier NV ADSs

$22.0185

The awards under the Plan vest after three years, subject to the participant retaining the shares purchased under the Plan for a period of three years, and also subject to remaining in Reed Elsevier's employment during this period.